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                                                                  Exhibit (5)(f)

                            VARIABLE ANNUITY ENDORSEMENT

This Contract was modified prior to its execution by addition of the following:

     1. This Contract is issued subject to the laws and regulations of the State of Texas, including the application of such laws and rules and requirements to the Contract and to the interpretation of its provisions, and is amended to conform therewith.

     2.   As used herein Separate Account shall mean Separate Account A.

     3. The Separate Account applicable to and identified with this Contract is divisible for various purposes in respect of regulation and compliance with law, including divisibility as it is applicable to any function arising from the provisions of the Contract or provisions of law and regulation.

     4. The Company may effect the transfer of assets between the Separate Account and other accounts for the purposes of making adjustments necessitated by the Contract, including adjustment for any surplus or deficit which may arise in such Separate Account by virtue of mortality experience, or required by governmental authorities having jurisdiction over the Company. Such adjustments shall be made by cash transfer only, except as is authorized or required by regulatory authority.

     5. This Contract is subject to endorsement from time to time as may be necessary to comply with valid and appropriate rules and regulations adopted by regulatory authorities, or as a court of final jurisdiction shall determine, and is executed subject to that condition.

     6. This Contract is issued subject to the laws of the State where the Annuitant resides at the time of the making of the Contract and is subject also to the rules and regulations of the state administrative agency responsible for variable annuity regulation in such State, including the application of such laws and rules and requirements to the Contract and to the interpretation of its provisions; except, however, in the circumstance and only to the extent the application of this provision to any person or circumstance is expressly contrary to and excluded by superior law or valid statute having and determined to have supremacy in the circumstance.

     7. The Company guarantees that the actual expense and actual mortality will not adversely affect the dollar amounts of Variable Annuity benefits or other contractual payments or values; and the Company will transfer such amounts of general corporate funds into the Separate Account as are necessary to carry out this guarantee. However, no transfer shall be made, and the company does not obligate itself to make any transfer which would result in an impairment of the statutory reserves of the Company, and this guarantee is accordingly limited.

     8. The Variable Annuity benefits of this Contract are funded solely from the assets of the Separate account of which it is an obligation and except to the extent of such limited expense and mortality guarantees, shall have no claim against any other assets of the Company.

     9. Variations in values or cost of accumulative units or the amount of premium or payments applied to the investment portfolio are or will be made to effect requirements of law or regulation.

     10. The Company will mail to the Contract owner such reports and information periodically as the law and regulation of appropriate jurisdictions shall require (irrespective of any provision of this Contract which may be contrary to such law or regulation).

     11. Monthly payments for ages not shown in the Table of Settlement Options will he provided by the Company upon request.

          Signed for The Franklin Life Insurance Company at Springfield,
          Illinois.



                                   -------------------------
                                   Frederick H. Stone
                                   Secretary